Exhibit 99.1

NOT FOR RELEASE PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

RBS announces £20 billion capital raising

•                  RBS announces an offer of ordinary shares to raise £15 billion of core tier 1 capital. The offer will be underwritten by HM Treasury at a fixed price of 65.5 pence per share.

•                  Existing RBS shareholders will be invited to subscribe for all or part of their pro rata entitlements. New institutional shareholders may also be permitted to subscribe for new shares under the offer.

•                  In addition, HM Treasury will subscribe for £5 billion of Preference Shares, further increasing RBS’s Tier 1 capital ratio.

•                  The capital raising will increase RBS’s pro forma core tier 1 and tier 1 capital ratios by approximately 3 percentage points and 4 percentage points respectively, on a proportionally consolidated basis.

•                  RBS commits to maintain the availability of SME and mortgage lending at least at 2007 levels.

•                  Sir Tom McKillop will retire as Chairman at the Group’s Annual General Meeting in April 2009.

•                  Sir Fred Goodwin, Chief Executive, will step down and be replaced by Stephen Hester, currently Chief Executive of British Land and a non-executive director of the Group.

•                  In addition, Johnny Cameron, Chairman Global Markets, will step down from the Board with immediate effect.

Sir Tom McKillop, Chairman, said:

“The steps we have announced today, taken in conjunction with the Government, will secure a stronger future for the RBS Group.  We regret having to raise new capital but believe that decisive action is necessary in this unprecedented market environment.

Following the recapitalisation, RBS will be one of the best-capitalised banks in the world, enabling us to support our customers while pursuing our refocused strategic goals.”

NOT FOR RELEASE PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

RBS announces £20 billion capital raising

Background

Conditions in global financial markets have deteriorated markedly in recent weeks, and following a significant number of high profile failures of financial institutions the point has been reached where confidence in the financial system itself has been called into question.

Despite strong credit ratings and capital ratios, investors and counterparties have become concerned over the capacity of banks to absorb the effects of the unfolding economic slowdown.

These market concerns have extended to RBS as they have to many of our peers, to the extent that governments around the world have introduced measures to support banks and, in turn, the financial system.  These economic and market pressures have impacted the Group through rising impairments and write-downs on the carrying value of certain structured credit assets.  In addition, the Group has been affected by the heightened vulnerability or in some cases the collapse of certain financial counterparties.

The prospects for financial markets and for the economies in which RBS operates remain uncertain, and notwithstanding the increase in capital ratios brought about by our rights issue earlier this year, the Board believes that a further strengthening of the balance sheet is now required.

On 8 October 2008, the UK Government announced a range of measures which should ease both the cause and the symptoms of the current difficulties.  These include the provision of liquidity and funding support, and facilities to enable banks to raise new capital to strengthen their capital base. RBS welcomes these measures, which address both confidence in the strength of the banking system and the functioning of the interbank markets, and plans to participate in the Government’s programme.

Capital raising

In light of the current market concerns and their impact upon RBS, the Board has decided to take action to further strengthen the Group’s capital base by raising an additional £20 billion of capital.

RBS intends to make an offer of ordinary shares to raise £15 billion of core tier 1 capital. The offer will be made by way of a Placing and Open Offer to Shareholders (the “Offer”) and will be fully underwritten by HM Treasury (“HMT”) at a fixed price of 65.5 pence per share.  This represents an 8.5% discount to the closing price on 10 October 2008.

HM Treasury will in addition subscribe for £5 billion in Preference Shares with a coupon of 12%.

This capital raising will increase our pro-forma core tier 1 and tier 1 ratios by approximately 3 percentage points and 4 percentage points respectively, on a proportionally consolidated basis, significantly enhancing the Group’s financial flexibility in the face of continuing turbulence and uncertainty in the financial markets.  Our previously announced capital targets are for our core tier 1 ratio to exceed 6% and for a tier 1 ratio in the 7.5 – 8.5% range and, as a result of this capital raising, these current targets are substantially exceeded.

At the time of the launch of the Offer, RBS shareholders will be invited to subscribe for all or part of their entitlements.  Any new shares not taken up by RBS shareholders will be placed with HM Treasury at a fixed price of 65.5 pence per share.  New institutional investors may also be permitted to subscribe for new shares under the offer.

The Offer is subject to shareholder approval and further details and the terms and conditions of the Offer will be set out in the prospectus which is expected to be published in late October 2008.  The Offer is expected to close in November 2008.

Business Strategy

As a result of the current market conditions, the Board will be giving significantly greater emphasis to a number of elements of the Group’s strategy.

These include a refocusing of RBS’s Global Markets division on its core strengths in providing risk management, financing and transaction services to its customers, with a parallel reduction in proprietary risk and  a significant downsizing of capital-intensive businesses.

The increased capital ratios will allow the Group to accelerate the de-leveraging and reduce its wholesale funding globally.   Future profitability and capital generation will be optimised by placing a greater emphasis on risk- adjusted returns.

RBS will continue with its disposal programme and is reviewing its portfolio to identify further disposals of non-core assets which do not meet strategic objectives. Additional measures will be taken to reduce risk-weighted assets, although the environment remains difficult for the sale of assets.

RBS will remain a globally important bank with a strong range of powerful franchises in retail and wholesale customer businesses. Profitable growth opportunities will be pursued within a disciplined risk framework, conservative capital and funding ratios and a business mix shifted more towards stable customer businesses.

At the Group’s core is its leading position in the UK. RBS remains committed to serving its personal, small business, commercial and corporate customers in these difficult economic conditions.  The Board is determined that RBS will continue to support homeowners and small businesses by providing them with the financial services they require.

RBS is already the leading provider of financial services to small businesses, serving 25% of the UK SME market, and remains committed to providing its customers with its full support in the face of deteriorating economic conditions.  In the UK mortgage market, RBS has increased lending by 12% in the first nine months of 2008 and had a market share of 17% in the first half of 2008. In both of these vital markets, with the benefit of the new capital, RBS is committed to maintaining its SME and mortgage lending availability to at least  2007 levels with the active marketing of competitively priced loan products.  Furthermore, we will be increasing our support to shared equity projects.

RBS is already one of the principal providers of support to the independent money advice sector. The Group will increase its investment in Money Sense, which provides free and impartial money guidance to customers, by £4 million over the next 12 months and will participate fully in further industry initiatives to address these issues.

Board and Management

The Board has considered the implications of the current situation on the governance and management of the Group. HMT will work with the Board on its appointment of up to three new independent non-executive Directors who will bring relevant commercial experience and participate as appropriate in the principal committees of the Board.

The Board is appreciative of the contribution made by its Chief Executive, Sir Fred Goodwin, and his Executive Team. It recognises, however, that there should be a change of leadership in the Group and, accordingly, it has been agreed that Sir Fred Goodwin will step down and be replaced by Stephen Hester, currently Chief Executive of British Land and a non-executive director of the Group. Sir Fred Goodwin will continue for a short period as Chief Executive until Stephen Hester is released by British Land and to allow a smooth handover at both companies. In addition, Johnny Cameron, Chairman Global Markets, will step down from the Board with immediate effect.

Sir Tom McKillop, Chairman, has agreed to continue in office following the recapitalisation to complete the restructuring of the Board but will retire at the Group’s Annual General Meeting in April 2009.

The Board expects to be fully engaged with peers and the authorities in developing its approach to compensation in the financial services industry whereby remuneration is linked to long-term value creation.  No bonus will be awarded to any Board member in 2008 and any bonuses earned in 2009 will be paid in shares.  Board members who are dismissed will receive a severance package which is reasonable and perceived as fair.

Dividend

No dividend will be paid on ordinary shares until the Preference Shares have been repaid.  It is the Board’s intention to repay the Preference Shares as soon as possible.

Current Trading

Since RBS announced its interim results on 8 August, the market dislocation has accelerated, particularly during the unprecedented events of the last four weeks.  In light of this, it is difficult to forecast the results for the second half of the year with precision, however results will be below the expectations of the Board at the time of the interim statement.

Notwithstanding the above, preliminary results show the Group continued to trade profitably in the third quarter in total and across all of its business divisions.  However, we expect that the deterioration in economic and financial market conditions may lead to a rise in impairment charges and further asset write-downs in the fourth quarter.

RBS continues to target significant reductions in third party assets with a view to further de-leveraging and de-risking its balance sheet, although progress has been affected by the turbulent financial market conditions.

The integration of the RBS-acquired ABN AMRO businesses is proceeding ahead of schedule. RBS confirms that the Dutch Government’s purchase of Fortis Bank Nederland (Holding) NV, including Fortis’s interests in RFS Holdings, will not affect the integration benefits envisaged by RBS, nor will it affect the businesses to be retained by RBS.  Fortis has already paid in full in cash for its shares in RFS Holdings, and RBS and Banco Santander have consented to the Dutch Government joining the Consortium.

Global Banking & Markets has continued to produce strong performances in rates and currencies, with market volatility driving increased customer risk management activity. However, our credit markets activities have been significantly affected by the severe market dislocation experienced in recent weeks, with reduced business volumes and additional write-downs to some asset classes. Our equities performance has also been negatively affected.  The outlook for the remainder of the year is expected to remain very challenging.

Global Transaction Services, the Retail & Commercial Banking businesses, RBS Insurance and Group Manufacturing have continued to perform well in the context of tougher market conditions, although impairment charges have risen in most banking segments, in line with general economic conditions.

Note: All ratios and financial comparisons are on a proportional consolidation basis.

CONTACTS

Richard O’Connor	Head of Investor Relations	020 7672 1758

For media enquiries:

Andrew McLaughlin	Group Director, Communications	0131 626 3868
07786 111689

Carolyn McAdam	Group Head of Media Relations	020 7672 0660
07796 274968

Wire Services Conference Call

07.45 13 October 2008

Analysts Conference Call

08.45 13 October 2008

Dial-in Numbers

UK Free Call	0800 694 8082

UK Local Call	0845 111 4052

UK Standard International	+44 (0) 1452 568 172

Change of Control and the City Code

The Placing and Open Offer give rise to certain considerations under the City Code on Takeovers and Mergers (the “City Code”). Under Rule 9 of the City Code any person, or group of persons acting in concert, which acquires an interest in shares which, when taken together with an interest in shares already held by him or an interest in shares held or acquired by persons acting in concert with him, carry 30 per cent. or more of the voting rights of a company which is subject to the City Code, that person is normally obliged to make a general offer in cash to all shareholders at the highest price paid by him, or any person acting in concert with him, within the preceding 12 months.

On completion of the Placing and Open Offer, HM Treasury (taken together with those persons with whom HM Treasury is acting in concert for the purposes of Rule 9 of the City Code, if any) may be interested in shares in RBS in excess of the 30 per cent threshold in Rule 9 of the City Code. The Panel on Takeovers and Mergers (the “Panel”) has confirmed that, subject to the independent shareholders of RBS voting in favour of a resolution to that effect, the Panel will disapply the requirement to make a general offer under the terms of Rule 9 of the City Code. An appropriate resolution will be put to RBS shareholders at the General Meeting to approve the capital increase involved in the Placing and Open Offer. HM Treasury’s commitment to subscribe for the New Ordinary Shares and the Preference Shares is conditional on the disapplication of the requirements for a general offer under Rule 9 of the City Code being approved.

This announcement is not a Prospectus but an advertisement and investors should not subscribe for any securities referred to in this announcement except on the basis of the information contained in the Prospectus.

These materials are not for distribution, directly or indirectly in, or into Australia, Canada, Japan or South Africa. This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in connection with the Placing and Open Offer, in any jurisdiction in which such offer or solicitation is unlawful.

The securities mentioned herein (the “Securities”) have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

Neither the content of RBS plc’s website nor any website accessible by hyperlinks on RBS plc’s website is incorporated in, or forms part of, this announcement.

The distribution of this announcement and/or the Prospectus and/or the Application Forms and/or the transfer or offering of New Shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Certain statements made in this announcement constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar expressions and relate to, among other things, risks concerning borrower credit quality, the performance of RBS’s various business units in the near to medium term, the amount by which RBS expects to write down the value of certain of its assets, RBS’s expectations in respect of the securities offering, its capital ratios and its dividend payout ratio, RBS’s business strategy and its plans and objectives for future operations. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. Factors that might cause forward-looking statements to differ materially from actual results, include but are not limited to: the extent and nature of future developments in the credit markets, including the sub-prime market, and their impact on the financial industry in general and RBS in particular; the effect on RBS’s capital of write downs in respect of credit market exposures; RBS’s ability to achieve revenue benefits and cost savings from the integration of certain of ABN AMRO’s businesses and assets; general economic conditions in the UK and in other countries in which RBS has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of RBS in managing the risks involved in the foregoing.  These forward-looking statements speak only as of the date of this announcement. The information and opinions contained in this announcement are subject to change without notice and, subject to compliance with applicable law, RBS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.